September 3, 2010

Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:          MXenergy Holdings Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed October 13, 2009

File No. 333-138425

Dear Ms. Thompson:

We submit this letter in response to comments from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2010, with respect to the above-referenced filing of MXenergy Holdings Inc. (the “Company”).  Set forth below is the Staff’s comment followed by our response.

1.                                      We have reviewed your response to comment 7 in our letter dated June 29, 2010 and are unclear why you believe that your capitalized direct sales and advertising costs represent productive assets.  Since the FASB Codification master glossary defines productive assets as assets held for or used in the production of goods or services by an entity, it does not appear that your capitalized direct sales and advertising costs qualify as investing activities.  If you disagree, please provide us with further support for your classification, including specific registrants who use a similar presentation.  Also, tell us the amount of capitalized direct sales and advertising costs that have been included in investing activities in your statements of cash flows for each period presented.

The Company acknowledges the Staff’s comment and advises the Staff that, upon review of our financial statement disclosures related to customer acquisition costs, we believe that our use of the phrase “direct sales and advertising costs” may not fully describe the customer acquisition costs that are capitalized.  We respectfully submit the following description of all costs capitalized by the Company as customer acquisition costs, which we believe is directly relevant to the Staff’s specific comment.

It is the Company’s policy to capitalize costs associated with the acquisition of customers to the extent that they are incremental direct costs and that such costs can be recovered from the future economic benefit resulting from the customer relationship.  The Company acquires customers as a result of the following activities:

•                  bulk acquisitions and business combinations;

•                  success-based marketing activities;

•                  hourly paid direct-response telemarketing activities.

Customer acquisition costs and related accumulated amortization as of June 30, 2009 and 2008 are summarized in the following tables.

	Balance at June 30, 2009
	Gross Book Value	Accumulated Amortization	Net Book Value
	(in thousands)
Customer contracts acquired from:
Asset acquisitions and business combinations (1)	$48,832	$42,553	$6,279
Payments to third-party vendors for success-based marketing activities	24,438	8,620	15,818
Payments to third-party vendors for direct-response hourly telemarketing activities	16,306	10,453	5,853
Totals	$89,576	$61,626	$27,950

(1)   Includes the fair value of customer portfolios acquired in transactions accounted for as asset acquisitions or business combinations.  Also includes “earnouts” paid by the Company, subsequent to the acquisition date, in connection with the respective acquisition agreements.

	Balance at June 30, 2008
	Gross Book Value	Accumulated Amortization	Net Book Value
	(in thousands)
Customer contracts acquired from:
Asset acquisitions and business combinations(1)	$47,515	$26,395	$21,120
Payments to third-party vendors for success-based marketing activities	14,409	4,069	10,340
Payments to third-party vendors for direct-response hourly telemarketing activities	17,878	7,645	10,233
Totals	$79,802	$38,109	$41,693

(1)   Includes the fair value of customer portfolios acquired in transactions accounted for as asset acquisitions or business combinations.  Also includes “earnouts” paid by the Company, subsequent to the acquisition date, in connection with the respective acquisition agreements.

Customer acquisition costs included in investing activities on the statements of cash flows for fiscal years 2009, 2008 and 2007 are summarized in the following table.

	Fiscal Year Ended June 30,
	2009	2008	2007
	(in thousands)
Customer contracts acquired from:
Earnouts paid in connection with purchase acquisitions and business combinations	$638	$834	$207
Payments to third-party vendors for success-based marketing activities	12,107	10,679	1,650
Payments to third-party vendors for direct-response hourly telemarketing activities	2,598	8,042	5,753
Totals	$15,343	$19,555	$7,610

Customer portfolios acquired through asset purchase acquisitions and business combinations are recorded at their allocated purchase price and amortized on a straight-line basis over the estimated life of the customers acquired.  The Company currently estimates a three-year life for these assets.  Subsequent to acquisition of customer portfolios, the Company adjusts the acquisition cost for “earnouts” paid in connection with the respective acquisition agreement.  For costs capitalized in connection with acquisitions of customer portfolios, the Company considered the accounting guidance for business combinations and purchase acquisitions that was in effect as of each acquisition date.  The Company last acquired a customer portfolio in October 2008.

Success-based marketing costs are incremental direct costs incurred and paid by the Company in connection with arrangements with third-party contractors.  These costs represent customer contract origination fees paid to third party contractors for each customer that is approved and confirmed as a new customer.  These costs do not include any fees paid for lead generation or any other activity that does not result in generation of confirmed customers.  The Company currently amortizes these assets over their estimated three-year life.  As discussed in SEC Staff Accounting Bulletin Topic 13, we considered the accounting guidance in FASB ASC 310-20 (formerly FASB SFAS No. 91).  We believe that such contract origination costs meet the definition of incremental direct costs included in FASB ASC 310-20-20.  That is: (1) such costs result directly from and are essential to the acquisition of customers; and (2) the costs would not have been incurred by the Company had the related customers not been acquired.  We also believe that deferral of such costs is consistent with the guidance in FASB ASC 310-20-25-2.

Hourly paid direct-response telemarketing costs are incremental direct costs incurred and paid by the Company in connection with arrangements with third-party contractors.  These contractors are paid on an hourly basis with the expectation that they originate an agreed-upon minimum average number of new customers for every hour worked.  The productivity of these contractors for originating new customers is continuously monitored to ensure that the minimum standards are met and the Company may, at its discretion, terminate the agreement for any contractor that does not consistently meet the minimum standards.  For these costs, we considered the accounting guidance in FASB ASC 340-20 (formerly AICPA SOP No. 93-7).  Hourly paid direct-response telemarketing costs are capitalized by the Company to the extent that:

•                  there is a direct relationship between the acquisition of a customer and the cost being deferred;

•                  the purpose of the hourly paid telemarketing program is to elicit direct responses from customers in the form of sales in connection with customer contracts;

•                  it is probable the deferred costs will be recovered from the future economic benefit resulting from the customer relationship; and

•                  costs deferred do not include administrative costs, occupancy costs or the cost of various advertising media, such as radio advertising, print advertising and billboards, that can not be associated directly with customer generation.  The Company expenses these costs as incurred.

Hourly paid direct-response telemarketing costs are amortized over the period during which the future economic benefits are expected to be realized.  The Company currently estimates a three-year benefit period for these assets.

Success-based and hourly-based customer acquisition costs all result from discretionary marketing programs that result in proven organic customer growth.  The Company utilizes contracted third-party resources for each of these marketing programs, whose activity can be initiated, terminated, increased or decreased at the discretion of the Company to meet its financial and operating objectives.  All costs that are capitalized are incremental direct costs, in that they represent only costs that are directly associated with proven customer generation.  These costs differ from those incurred for various advertising media, such as radio advertising, print advertising and billboards, that can not be associated directly with customer generation, and which therefore are expensed as incurred by the Company.  No advertising costs associated with these media, and no costs associated with the Company’s internal marketing infrastructure (e.g., salaries and administrative expenses of the Company’s internal marketing team), are capitalized by the Company as customer acquisition costs.

As a retail energy company, our revenues result from providing natural gas and electricity to our customers.  We have directly relevant experience to support our expectation of the long-term economic benefit from our customer relationships.  We concluded that these customer acquisition costs are long-lived assets (and not part of part of inventory or working capital) and determined that they should be reflected similarly to other expenditures made to acquire long-lived assets.  As such, we believe it is appropriate for the Company to report its capitalized customer acquisition costs as investing activities on the statement of cash flows.  To be clear to financial statement users about the nature and extent of the costs, we disclose them on a separate line item in our cash flow statement.

Although the means of origination of the three types of customer acquisition costs differ, they are exactly the same assets. Therefore, we believe that presentation and disclosure throughout our financial statements for all capitalized customer acquisition costs, including on the statement of cash flows, should be consistent.

In response to the Staff’s question as to specific registrants who use a similar presentation, we respectfully acknowledge our sole responsibility for the fair presentation of our own financial statements.  However, we do monitor filings for similar businesses to inform ourselves about financial reporting developments that may assist us in providing relevant information to the users of our financial statements.  There are very few SEC registrants whose sole business is providing retail gas and power, particularly in the residential and small commercial market.  With respect to accounting for and disclosing customer acquisition costs we have read the financial statements of certain providers of home alarm systems and monitoring services whose presentation of such costs does appear similar to ours.

We continue to believe that all of our customer acquisition costs should be classified as investing activities on the statement of cash flows.  We acknowledge, however, that there may be diversity in practice.  If the SEC Staff does not concur with the merit of our conclusion and continues to believe that our success-based and/or hourly-based customer acquisition costs should be classified as operating activities, we respectfully request the opportunity to discuss our respective conclusions at your earliest convenience.

We acknowledge that it may be helpful to the users of our financial statements to enhance disclosures to more fully describe the nature of the customer acquisition activities and our accounting policies as described above.  The Company will revise future filings to clarify these disclosures, beginning with the Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

Should you have any questions or wish to discuss the foregoing response, please do not hesitate to contact me at (203) 356-1318, extension 7715, or Chaitu Parikh, our Executive Vice President and Chief Financial Officer, at (713) 357-2951.

Sincerely,

Jeffrey Mayer
President and Chief Executive Officer

cc:           Andrew Blume, Staff Accountant, Securities and Exchange Commission